UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549             SEC FILE NUMBER
                                                                    0-23604
                                                                ---------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

       For Period Ended: SEPTEMBER 30, 1998
       [ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
       [ ] Transition Report on Form 11-K
    For the Transition Period Ended: ________________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

                         PART I - REGISTRANT INFORMATION

DAKOTAH INCORPORATED
-------------------------------------------------------------------------------
Full Name of Registrant

-------------------------------------------------------------------------------
Former Name if Applicable
One North Park Lane
-------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

WEBSTER, SOUTH DAKOTA, 57274
-------------------------------------------------------------------------------
City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        |   (a)   The reasons described in reasonable detail in Part III of this
        |         form could not be eliminated without unreasonable effort or
        |         expense;
        |
        |   (b)   The subject annual report, semi-annual report, transition
        |         report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[X]     |         thereof, will be filed on or before the fifteenth calendar day
        |         following the prescribed due date; or the subject quarterly
        |         report of transition report on Form 10-Q, or portion thereof
        |         will be filed on or before the fifth calendar day following
        |         the prescribed due date; and
        |
        |   (c)   The accountant's statement or other exhibit required by Rule
        |         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE COMPANY'S QUARTER END CLOSING OF ITS BOOKS WAS DELAYED DUE TO PROGRAMS WITH A NEW COMPUTER SYSTEM, STAFF CUTBACKS AND THE RESIGNATION OF KEY ACCOUNTING PERSONNEL.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            George Whyte              605                345-4646
      --------------------------------------------------------------------------
            (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                               [X] Yes   [ ] No

      --------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                 [X] Yes   [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            SEE ATTACHMENT I
--------------------------------------------------------------------------------

                              DAKOTAH INCORPORATED
      --------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date NOVEMBER 13, 1998               By    /s/ George Whyte
     --------------------------         ----------------------------------------
                                           George Whyte, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


-----------------------------------ATTENTION------------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need to restate information that has been correctly furnished. The form shall be clearly identified a an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).

                                  ATTACHMENT I


Management believes net sales of the Company for the third quarter and nine months ended September 30, 1998 will be substantially below prior year comparable periods. Management also believes that the Company will have significantly higher losses for the three months and nine months ended September 30, 1998. These decreases in net sales and increases in net losses are the result of 1) heavy discounting of merchandise to reduce excess inventory as a result of negotiations with the Company's lender; 2) issues relating to the computer conversion such as meeting customer shipping requirements and Company support inefficiencies; 3) recovery from the dependence on Polarfleece sales which have declined significantly; 4) the decline in sales from major customers as a result of poor performance during 1997 in deliveries for certain suppliers, product design, manufacturing performance and financial constraints on the Company; and 5) greater emphasis on the gift and specialty market which sales have been lower than anticipated.

The Company cannot currently and accurately reasonably estimate the decreases in net sales or the amounts of the net losses for the three months and nine months ended September 30, 1998, due the resignation of key accounting personnel and computer system performance issues relating to new software installed in the second quarter of 1998.